Collier Creek Holdings

200 Park Avenue, 58th Floor

New York, New York 10166

August 3, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Sergio Chinos

Re:	Collier Creek Holdings

Amendment No. 1 to

Registration Statement on Form S-4

Filed July 17, 2020

File No. 333-239151

Dear Mr. Chinos:

This letter sets forth responses of Collier Creek Holdings (the “Company” or “Collier Creek”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 31, 2020, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-239151) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 2 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended.

Non-GAAP financial measures

Adjusted Net Sales, Further Adjusted Net Sales, Adjusted Gross Profit and Further Adjusted Gross Profit, page 49

1.	Staff’s Comment: Reference is made to your non-GAAP financial measures which include adjustments for IO discounts. We believe the inclusion of adjustments for IO discounts results in non-GAAP measures which substitutes individually tailored recognition and measurement method for those of GAAP and violates Rule 100(b) of Regulation G. Please revise to remove these adjustments from the respective non-GAAP measures. Refer to guidance in Non-GAAP Financial Measures Compliance and Disclosures Interpretations available on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement throughout to remove the referenced adjustments.

EBITDA, Adjusted EBITDA, and Further Adjusted EBITDA, page 51

2.	Staff’s Comment: We refer you to note (2). Please confirm all LTIP phantom units will be settled on a noncash basis. If management intends to cash settle any portion of the LTIP phantom units, such expenses should not be included in your non-GAAP financial measure. Please advise and revise your footnote as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 50 to disclose that all LTIP phantom units will be settled on a noncash basis.

3.	Staff’s Comment: We refer to note (3) on page 52 with respect changes in accounting policy and estimates. The adjustments appear to represent normal recurring cash operating expenses necessary to operate your business. We do not believe adjustments which smooth or change the recognition pattern of those amounts found in your GAAP financial statements to be appropriate as they do not comply with the guidance outlined in Regulation G or Item 10(e) of Regulation S-K. Please revise to remove these adjustments your non-GAAP presentation.

Response:

The Company and Utz acknowledge the Staff’s comments and carefully considered the guidance outlined in Regulation G or Item 10(e) of Regulation S-K. The Company and Utz have reassessed the individual adjustments that constituted those related to changes in accounting policy and estimates and advise the staff as follows:

Packaging Design Costs – The purpose of the packaging design costs adjustment to the fiscal 2017 and fiscal 2018 Adjusted EBITDA was to conform the accounting treatment of packaging design costs in fiscal 2017 and fiscal 2018 to the accounting policy adopted in fiscal 2019 to show results on a consistent accounting presentation. While the Company and Utz believe this adjustment was immaterial for financial statements purposes, does improve comparability, and helps the users of the proxy filing understand the financial statements on a consistent accounting policy basis, the Company and Utz respectfully advise the Staff that the packaging design costs adjustment has been removed in the Registration Statement pursuant to the Staff’s request.

2

Adjustments for Trade Spend Reserve Methodology – The Company and Utz continue to believe that the adjustments for trade spend reserve methodology are valid adjustments as they represent a one-time trade spend reserve true-up event in fiscal 2019 resulting from a change in accounting estimate due to new information available from the new booking system that was fully implemented in fiscal 2019, and that these adjustments include one-time non-recurring expenses. In addition, applying the revised reserve estimation methodology retrospectively with adjustments to the Adjusted EBITDA for all fiscal years presented ensures the non-GAAP measure is presented consistently for the fiscal periods presented. While the Company and Utz believe that the trade spend adjustment remains a valid adjustment to the Adjusted EBITDA measure that provides valuable information about Utz’s operating performance to investors, the Company and Utz respectfully advise the Staff that the adjustments for trade spend reserve methodology have been removed in the Registration Statement pursuant to the Staff’s request. In lieu of the previous presentation, the Company has included a description of the change in accounting estimate for fiscal 2019 trade spend reserve in footnote disclosure to the non-GAAP financial measures on page 51 of the Registration Statement and in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Utz” starting on page 289 of the Registration Statement.

4.	Staff’s Comment: We refer to note (5) describing adjustments related to Business Transformation Initiatives of 5.1, 3.0 and 12.6 million for fiscal 2019, 2018 and 2017, respectively. Based on your footnote, the adjustment consists of numerous items for which you do not believe the costs reflect normal business operations. Please provide us with a schedule of the items that comprise the adjustment for each period presented, includes a description of the nature of the item and quantify each of the individual amounts.

Response: The Company acknowledges the Staff’s comment and has carefully considered the guidance outlined in Regulation G or Item 10(e) of Regulation S-K and concluded that the adjustments related to the Business Transformation Initiatives were one-time in nature and/or do not reflect normal business operations of Utz and thus concluded that these adjustments are appropriate. In addition, we believe these adjustments are consistent with items that an investor would expect to exclude in order to evaluate the normal recurring business operations of Utz, and exclusion of these adjustments is therefore helpful to investors to evaluate the current and forecasted normal recurring business performance of Utz. The following table describes the adjustments and why each of them is appropriate.

		Fiscal Years
(in millions)	t/m	2017	2018	2019
Litigation Settlement Costs	a	$1.9	$3.0	$1.8
Sales & Use Tax Audit	b	1.6	—	—
Conversion of RSP to IO: Gain on Sale	c	(11.4)	(8.6)	(8.3)
Conversion of RSP to IO: Direct Costs	d	2.9	3.1	1.5
Selling Organization Restructuring	e	3.9	1.9	0.4
Headcount and Compensation Restructuring	f	2.6	(1.7)	5.6
Non-recurring Strategic Assessment	g	4.9	—	—
One-Time Transaction and Retention Related	h	4.6	0.5	0.4
Public Company Readiness	i	0.4	3.5	2.3
Family-Related Costs	j	1.4	1.2	1.3
Total		$12.6	$3.0	$5.1

3

a.	Litigation Settlement Costs

Utz incurred legal costs related to the litigation and settlement of certain claims against Utz. The adjustments primarily related to disputes surrounding the Fair Labor Standards Act (FLSA), Proposition 65, and claims for additional royalty payments made by a co-brand partner of Utz. In accordance with the Non-GAAP Financial Measures Compliance and Disclosures Interpretations (CDI) 100.01, the Company and Utz chose to make an EBITDA adjustment for these targeted legal costs as the Company and Utz do not believe they are normal, recurring operating and legal expenses necessary to operate the business.

Utz was involved in litigation related to the FLSA that was settled in fiscal 2019, but the related accrual was primarily made in fiscal 2018 and fiscal 2017. Utz incurred $0.1 million, $2.3 million, and $0.9 million in litigation costs and settlement fees related to the FLSA matters in fiscal 2019, fiscal 2018, and fiscal 2017, respectively.

Utz also incurred legal costs totaling $1.7 million, $0.4 million, and $1.0 million in fiscal 2019, fiscal 2018, and fiscal 2017, respectively, primarily as a result of litigation surrounding Proposition 65, a California law requiring certain warnings on product packaging. These costs primarily represented the legal and settlement expenses associated with the Proposition 65 related litigation, which was confined to the State of California (where Utz estimates it makes approximately 5% of its sales).

Utz has an arrangement with a co-brand partner to use certain licensed material on Utz’s product packaging and remit royalties to the partner company. In fiscal 2018, Utz’s co-brand partner asserted that Utz owed additional royalty fees and brought a claim against Utz. While Utz disputed the claim for additional monies, Utz decided to settle the dispute in fiscal 2018 and recorded a one-time charge of $0.3 million to settle the claim and avoid further costs. Utz has not been subject to any subsequent similar claims by the co-brand partner.

b.	Sales and Use Tax Audit

Utz recorded a one-time reserve of $1.6 million in fiscal 2017 for potential liability associated with a sales and use tax audit initiated in fiscal 2017 that related to the fiscal 2014-2016 tax years. The audit is ongoing and Utz continues to contest the claims.

4

c.	Conversion of RSP to IO: Gain on Sale

Our DSD distribution network is comprised of company-owned routes operated by company employee route sales professionals, or RSPs, and third-party routes managed by independent operators, or IOs. In fiscal 2017, we embarked on a multi-year strategy to convert our company owned RSP routes to the IO model.

As part of that initiative, Utz sold distribution rights to certain of its routes and trucks to IOs and recognized a gain on those sales of $8.3 million, $8.6 million, and $11.4 million in fiscal 2019, fiscal 2018, and fiscal 2017, respectively. Utz does not consider the sale of routes and trucks to be part of its normal business operations, nor does it anticipate that route sales will continue as a strategic initiative beyond fiscal 2021. The Company and Utz adjusted both the expenses and gains due to this one time conversion initiative in accordance with the requirement to exclude both charges and gains based on CDI 100.03. See part d. below to this response to Comment 4 for the relevant direct costs for this initiative.

d.	Conversion of RSP to IO: Direct Costs

As part of Utz’s strategic initiative to convert distribution routes, Utz incurred severance expenses of $0.9 million, $2.5 million and $2.9 million in fiscal 2019, fiscal 2018 and fiscal 2017, respectively, because Utz terminated the employment of the RSPs who were operating these routes for Utz. In addition, Utz made one-time investments of $0.6 million and $0.6 million in fiscal 2019 and fiscal 2018, respectively, in certain specific markets in which these newly converted IOs operate in order to support the IO transition.

Utz adjusted both the expenses noted here and gains noted in item c. above due to this one-time conversion initiative in accordance with the requirement to exclude both charges and gains based on CDI 100.03. The Company and Utz have concluded that these gains and charges do not represent operating activities which are necessary to operate Utz’s business, and are appropriate adjustments to the non-GAAP Adjusted EBITDA measure.

e.	Selling Organization Restructuring

In conjunction with the RSP to IO conversion initiative, Utz made strategic restructuring changes to its selling function, such as eliminating certain management and administrative positions which were no longer essential given its streamlined and smaller internal RSP salesforce (as a result of the IO conversions). Accordingly, Utz made an EBITDA adjustment for charges of $0.4 million, $1.9 million, and $3.9 million in fiscal 2019, fiscal 2018, and fiscal 2017, respectively, primarily comprised of severance costs. The Company and Utz view the one-time costs related to severing these employees as non-recurring expenses that are non-operational in nature.

5

f.	Headcount and Compensation Restructuring

Historically, Utz undertook a restructuring of its management personnel and organization, as well as the structure of certain compensation and benefits programs, primarily related to two strategic, non-recurring events.

Following a minority private equity investment in fiscal 2016, Utz incurred unusual one-time recruiting and relocation expenses in fiscal 2017 and fiscal 2018 in connection with identifying and recruiting senior executives to fill newly-created senior management positions, as agreed with the new minority investor.

Further, in fiscal 2019, in connection with an organization realignment ahead of the contemplated Business Combination, Utz restructured its management organization structure and eliminated several senior management positions that Utz does not intend to replace, for which Utz made an adjustment for severance.

Utz considers these adjustments, which combine to equal $5.3 million, $2.1 million, and $1.8 million in fiscal 2019, fiscal 2018, and fiscal 2017, respectively, to be non-recurring costs as the Company and Utz do not plan to recruit incremental personnel to Utz’s senior leadership team or replace the terminated individuals.

Additionally, Utz’s compensation and benefits restructuring resulted in an EBITDA addback of $0.4 million and $0.8 million in fiscal 2019 and fiscal 2017, respectively, and an EBITDA reduction of $3.8 million in fiscal 2018. These adjustments relate to costs incurred for a strategic early termination of separate contracts for insurance and employee benefit advisors in fiscal 2017 and fiscal 2019. Utz also adjusted the terms of its employee paid-time-off policy in fiscal 2018, which resulted in a one-time benefit from a reduced payroll cost which benefit Utz has removed from its EBITDA. Utz adjusted both the expenses and gains due to this one-time restructuring in accordance with the requirement to exclude both charges and gains based on CDI 100.03. The aforementioned compensation and benefits restructuring events primarily originated from the minority private equity investment in fiscal 2016.

g.	Non-Recurring Strategic Assessment

This EBITDA adjustment of $4.9 million in fiscal 2017 is related to a one-time enterprise-wide strategic business operations study conducted by a large third-party management consulting organization following a minority private equity investment in fiscal 2016.

h.	One-Time Transaction and Retention Related

In conjunction with certain recent acquisitions, Utz adjusted EBITDA by $0.4 million, $0.5 million, and $4.6 million in fiscal 2019, fiscal 2018, and fiscal 2017, respectively, for costs related to the integrations of the acquired businesses. Utz offered one-time transaction bonuses to certain employees who made key contributions to the transaction process as well as retention bonuses to certain individuals who joined Utz from the fiscal 2016 Golden Flake acquisition, the fiscal 2017 Inventure acquisition and the fiscal 2019 Kennedy acquisition in order to achieve more effective transitions. These were non-recurring bonuses related to such acquisitions and are not part of Utz’s normal business operations; and, as such, Utz determined that they were appropriate adjustments in accordance with CDI 100.01.

6

i.	Public Company Readiness

Utz adjusted EBITDA by $2.3 million, $3.5 million, and $0.4 million in fiscal 2019, fiscal 2018, and fiscal 2017, respectively, for one-time costs incurred to upgrade Utz’s finance and accounting capabilities to public company standards. Those costs primarily include consulting fees paid to one large third-party consulting firm and several smaller third-party consultants who were subject matter experts. These entities worked on discrete projects related to the strategic assessment, transformation and implementation of processes, controls and capabilities that provided Utz with a finance and accounting department capable of supporting public company reporting standards. All such consulting projects have concluded and none of the firms that were engaged are currently being paid any fees by Utz. Utz does not expect to engage in similar projects in the future and views these expenses as a one-time costs related to upgrading to public company standards. Also included in this adjustment are certain one-time costs incurred to implement a cash application system and certain other tools necessary to improve internal controls as a public company.

j.	Family-Related Costs

Utz has made adjustments to EBITDA for certain (i) Rice/Lissette family-related costs that will no longer be incurred by Utz as a public company following the Business Combination and (ii) charitable donations that Utz had made historically at the direction of the family owners. In light of the pending Business Combination between the Company and Utz, the Company and Utz have determined that following the closing of the Business Combination, the combined company will no longer make charitable donations at the direction of the family owners. Further, Utz adjusted certain historical family executive compensation arrangements that were paid by Utz to family member executives. Going forward, Utz and the Company have agreed with certain employees of Utz, who are members of the Rice/Lissette family, to reset cash compensation to reflect market rates, leveraging peer benchmarking by a third-party compensation consulting firm. The Company and Utz have concluded that these represent unusual, family-related, non-operating charges that are appropriate adjustments to the non-GAAP Adjusted EBITDA measure in line with CDI 100.01. The Company and Utz believe these adjustments of $1.3 million, $1.2 million, and $1.4 million in fiscal 2019, fiscal 2018, and fiscal 2017, respectively, provide the Company’s shareholders with a more accurate view of the cost structure of Utz’s operating business absent certain unique expenses linked to historical family ownership and under the expected operating structure as a direct subsidiary of a public company.

7

5.	Staff’s Comment: We refer to your adjustments related to Kennedy Synergies, Kitchen Cooked Synergies and Public Company Costs included in your presentation of the non-GAAP measure, Further Adjusted EBITDA. Please explain your basis for including these adjustments in your non-GAAP measure and how the presentation complies with the rules and staff guidance on non-GAAP financial measures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the referenced adjustments from the presentation of Further Adjusted EBITDA. In lieu of the previous presentation, the Company has included a description of the synergies and costs represented by these adjustments in footnote disclosure to the non-GAAP financial measures on page 52 of the Registration Statement and in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Utz” on page 288 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Utz

Application of Critical Accounting Policies and Estimates

Revenue Recognition, page 303

6.	Staff’s Comment: We note from your response to comment 15 you determined the historical differences between management’s estimate and actual to be not material for fiscal 2017 and 2018 GAAP financials. Please quantify the differences for us. You also state the change in accounting estimates made at the end of 2018 and further revised during 2019 were not material for additional disclosure in the fiscal 2019 financial statements. Please provide us with your analysis for determining the amounts were not material to fiscal 2019 and 2018 and further, explain how you determined the under accrual of trade spend reserve in prior periods for which you trued up in subsequent periods should not have been a correction of an error in accordance with ASC 250-10-50-7.

Response:

The Company and Utz acknowledges the Staff’s comments and respectfully advise the Staff that while a new system was used beginning in the second half of fiscal 2018, the change in accounting estimate was a fiscal 2019 event. The change in accounting estimate was disclosed by Utz in its audited financial statements on page F-44 of the Registration Statement.

“In 2019, the Company implemented a system that improves the Company’s ability to analyze and estimate the reserve for unpaid costs relating to its promotional activities. Differences between estimated expense and actual redemptions are recognized as a change in management estimate as actual redemptions are incurred.”

Background for trade spend activity (abstracted from note 1 Operations and Summary of Significant Accounting Policies of Utz’s audited financial statements on page F-44 of the Registration Statement)

8

“The Company offers various forms of trade promotions and the methodologies for determining these provisions are dependent on local customer pricing and promotional practices, which range from contractually fixed percentage price reductions to provisions based on actual occurrence or performance. The Company’s promotional activities are conducted either through the retail trade or directly with consumers and include activities such as in store displays and events, feature price discounts, consumer coupons, and loyalty programs. The costs of these activities are recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. The Company has reserves in place of $16.4 million and $7.8 million for the fiscal years ended 2019 and 2018. In fiscal 2019, the Company fully implemented a system that improves the Company’s ability to analyze and estimate the reserve for unpaid costs relating to its promotional activities. Differences between estimated expense and actual redemptions are recognized as a change in management estimate as actual redemptions are incurred.

Consumer incentives and trade promotions include, but are not limited to, discounts, coupons, rebates, and volume-based incentives. Consumer incentives and trade promotion activities are recorded as a reduction of revenue based on amounts estimated as being due to customers and consumers at the end of the period, based principally on historical utilization and redemption rates.”

At each period end, an accrual is recorded for trade spend that is an estimated amount of trade spend customer deductions and expenses resulting from current period sales recognized prior to period end but expected to be claimed in future periods. While trade spend is estimated and recognized as a reduction to revenue as sales are recognized, customer redemptions of trade spend promotions in the form of rebates, coupons, volume discounts and similar promotions are dependent on customers submitting claims for payment on those promotions. Utz’s accrual estimation methodology is based on a variety of data inputs including historical sales, actual customer trade spend claims (redemption rates), timing of such claims, and other related assumptions. Utz’s period end trade spend reserve is comprised of (i) trade spend claims incurred and received but not settled, and (ii) trade spend claims incurred but not received or settled. Utz has developed and implemented a new system for estimating the trade spend accrual beginning in the fourth quarter of fiscal 2018 that was fully implemented in fiscal 2019 which provided Utz with new transaction level data information to more accurately estimate the trade spend incurred but not received or settled portion of its trade spend reserve. This new information was not available in fiscal 2017 and fiscal 2018 to estimate the reserves in the same detailed manner as fiscal 2019. The estimated accrual and increased reserve resulting from this new information was determined to be a change in accounting estimate event in accordance with ASC 250-10 in Utz’s fiscal 2019 financial statements, and therefore Utz did not retrospectively adjust its audited financial statements in fiscal 2017 and fiscal 2018. The fiscal 2019 change in accounting estimate event resulted in incremental trade spend expense recorded to present appropriate trade spend reserves in Utz’s fiscal 2019 financial statements.

Prior to fiscal 2019, the Company calculated their reserve for trade spend claim incurred but not received or settled as follows:

•	Inventure customers, national accounts, and master distributors – Estimated trade spend accrual by multiplying the budgeted trade rate with the December sales. The budgeted trade rate is determined based on prior year actual sales as well as financial plans for trade promotions developed by Utz’s management team.

9

•	Direct Store Delivery (DSD) customers – Estimated trade spend claim rates following the fiscal period end (redemption rates) for a selected sample of DSD customers that best represented the entirety of the DSD channel and applied the weighted average of the rate of the selected customers across the complete population of DSD customers. To calculate such rates, Utz manually reviewed the supporting documentation of a sample of trade spend claims to identify the fiscal year to which the trade spend claims were related. The reserve was then calculated by utilizing the trade spend claim rates following fiscal year end determined for the sample of selected customers multiplied by the total invoice sales in December of the fiscal year.

The New Booking System

The new system implemented in fiscal 2019 is a new booking system that holds transaction level detail of all trade spend expense at the customer level including supporting documentation for the trade spend. With the new booking system, management was able to generate more detailed information over the key indicators driving the trade spend reserve calculation. The most notable improvement from use of the booking system was the access to real-time data, which includes a description of the trade spend event and the fiscal year it relates. Prior to the implementation of the booking system, a manual process would have been required for Utz to review a large volume of supporting documents for the trade spend claim, and it is still unlikely that the data and information would have been enough or accurate enough to match what the booking system has helped provide. As a result of the new information that was available, the key advancement of Utz’s reserve methodology for trade spend incurred but not received or settled for fiscal 2019 were (1) a majority of the trade spend information was identified with related fiscal year in the new booking system (the known year deduction), and therefore (2) the post fiscal period trade spend claim rates (i.e., a rate utilizing actual trade spend claims received post fiscal period divided by invoice sales to the customer in December 2019) were calculated for all of Utz’s customers (instead of only on a selected sample of customers which was the reserve methodology prior to fiscal 2019) that improved the accuracy of the post fiscal period claim rates utilized for the reserve calculation for trade spend claims incurred but not received or settled.

Assessment of adjustment to trade spend estimate

Utz assessed the treatment of trade spend accrual changes in fiscal 2019 to determine if the updated methodology and resulting incremental accrual values should be deemed a result of an accounting error or a change in accounting estimate under US GAAP. The improvement in the trade spend accrual estimate determined for fiscal 2019 was a direct result of having a new booking system in place for the full fiscal year of 2019 and having a full year of trade spend activity in the booking system, and consequently being able to extract new levels of data for trade spend activity from the bookings system that allowed Utz to analyze large volumes of data to refine the trade spend estimate.

10

The Company notes that ASC 250-10-20 provides guidance on how to assess accounting changes and defines a change in accounting estimate as:

“A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.”

Developing and applying accounting estimates, such as Utz’s estimated reserve related to trade spend, is a necessary part of accounting and financial reporting which requires entities to assess on an ongoing basis whether the underlying assumptions have changed. Accounting guidance for numerous financial estimates, such as uncollectible receivables, inventory obsolescence and in this case trade spend promotions, require entities to develop accounting estimates and assess on an ongoing basis whether the underlying assumptions have changed. By their very nature, such estimates will and should change over time as new information and experience develops.

Utz acknowledges that not all adjustments to accounting treatment involving estimates result from a change in estimate; but rather some may involve errors including misinterpretation of information relied upon to develop estimates, not applying new information timely, not using appropriate assumptions or other errors.

In evaluating the fiscal 2019 change in trade spend reserve, Utz evaluated ASC 250 guidance to determine whether the change was due to a change in estimate resulting from new information or an error as described above. Utz specifically assessed how the estimate changed as a result of new information available from Utz’s booking system, the timing of when new information became available and when it was incorporated into the estimation methodology, and how information available was interpreted in current and prior periods.

•	When was the information reasonably available – The more detailed information that the booking system is now able to generate was available in fiscal year 2019. Prior to fiscal 2019, due to the information contained in the trade spend system, data was not readily available without looking at underlying support, and Utz was required to manually review and abstract the key information that was required for the reserve calculation for DSD customers from the supporting documents of the trade spend claims. Due to the large volume of trade spend claims, Utz was only able to analyze trade spend details for a selected population of representative DSD customers.

•	When was the estimate updated for the information – Utz updated their estimate in fiscal year 2019, the same period that the new and more detailed information was available.

11

•	How was the information interpreted – Utz believes that the new information available allowed for a more detailed estimation. Specifically, prior to fiscal 2019 the accrual estimate was based on data from a sample of customers that was intended to be representative of the population. Given the burdensome nature of obtaining the data needed to develop the accrual (i.e. manually pulling thousands of invoices to extract certain data points) it was not reasonably possible to extract and analyze large portion of the trade spend activity/population. However, the new information available in the booking system for fiscal 2019 presents the activity dates within the booking system for much of fiscal 2019, simplifying the process of incorporating a much larger portion of the customer trade spend activity into the accrual analysis than in the prior year sampled data.

•	Were there errors with prior fiscal 2018 methodology – In its evaluation of the adjustment to trade spend estimate, Utz evaluated whether any errors existed in its prior period methodology including any misapplication of accounting principles, changes from an accounting principle that is not generally accepted to one that is generally accepted, the oversight or misuse of facts that existed at the time the financial statements were prepared, or mathematical mistakes. Utz concluded that none of these fact patterns existed but rather the prior period estimates were based on the best available information when estimates were determined and the implementation of new booking systems in fiscal 2019 with more detailed data available has provided Utz with new information that is more detailed across the population of trade spend activity allowing Utz to refine its trade spend estimate.

Based on the above analysis, Utz concluded that the adjustment to its methodology of estimating accrued expenses related to trade spend was a result of new information available which was incorporated timely into the estimation methodology in the same period that it became available. As such, this adjustment to the methodology constitutes a change in accounting estimate.

Accounting treatment for trade spend change in estimate

As Utz has determined that the adjustment to the trade spend accrued expense balance should be accounted for as a change in accounting estimate, it then considered the ASC 250 guidance in determining how to account for and present the change in accounting. The Company and Utz specifically note ASC 250-10-45-17 and 250-10-50-4 prescribe the following:

250-10-45-17 A change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

12

250-10-50-4 The effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period shall be disclosed for a change in estimate that affects several future periods, such as a change in service lives of depreciable assets. Disclosure of those effects is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence; however, disclosure is required if the effect of a change in the estimate is material. When an entity effects a change in estimate by changing an accounting principle, the disclosures required by paragraphs 250-10-50-1 through 50-3 also are required. If a change in estimate does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods, a description of that change in estimate shall be disclosed whenever the financial statements of the period of change are presented.

The guidance distinguishes between instances when a change in accounting estimate impacts the current period versus future periods. The change in methodology for calculating the trade spend accrual impacted fiscal year 2019 and is expected to be the methodology that will continue to be used for the trade spend accrual in future periods. The guidance further notes that a change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in prior periods. As such, Utz has concluded the change in estimate should be presented prospectively and no changes will be made to prior periods. Lastly the guidance notes that disclosure is required if the effect of a change in the estimate is material to the period of change. Utz has assessed the change and concluded that it was not material to the fiscal 2019 period as discussed below.

Materiality for disclosure

The Company and Utz respectfully advise the Staff that Utz has carefully considered the guidance in ASC 250-10-50-4 as reference earlier in the response with respect to disclosures for changes in accounting estimates for its fiscal 2019 financial statements and determined that additional disclosure was not required as the change in estimate was not material to the fiscal 2019 financial statements. The incremental trade spend reserves recorded for trade spend claim incurred but not received or settled in fiscal 2019 was $6.9 million primarily due to (i) an increase of $3.8 million due to increased trade spend activity as a result of higher sales volumes and increased trade promotion programs to drive growth, and (ii) an incremental reserve of $3.0 million due to the refined estimate with new information available through the use of the new system (adjustment resulting from the change in estimate). To assess the materiality of the change in accounting estimate, Utz considered the following metrics and determined the adjustment due to the change in accounting estimate was not material:

Materiality assessment for the change in accounting estimate in fiscal 2019:

Change in accounting estimate	3.0

Metrics	2019 balances $ in millions	As a % of the metrics
Net Sales	768.2	0.4%
Gross Profit	253.8	1.2%
EBITDA	64.0	4.7%
Total Assets	778.5	0.4%
Total Accounts Receivable	106.8	2.8%

13

ASC 250 states that, if material, the change in estimate should be disclosed. Utz completed a materiality assessment by looking at certain financial statement line items and metrics that are key to evaluating the performance of Utz. Utz concluded that the percentage of the change in accounting estimate to Net Sales, Gross Profit, EBITDA, total assets, and total accounts receivable were not material. Operating income and net income were considered by Utz but not used to evaluate the materiality of the impact from the change in accounting estimate, as these metrics have not been considered key performance metrics used by the Company and Utz to evaluate the performance of Utz nor have been considered key metrics utilized for any bank covenants. Further, Utz also considered certain qualitative factors to determine that the change in accounting estimate was not a material disclosure, such as: (i) a trade spend reserve is an accounting estimate and by definition cannot be precisely measured, (ii) the change in accounting estimate did not affect compliance with any loan covenants, and (iii) the change in accounting estimate did not arise from fraudulent activity.

Adjustments to the Adjusted EBITDA for Trade Spend Reserve Methodology

The Company and Utz advise the staff that the adjustments to the Adjusted EBITDA measure for trade spend reserve methodology that have been removed as noted in Comment 3 were calculated by Utz based on using hindsight with the refined estimation methodology and the new information from the booking system to determine out-of-period trade spend claim data for each of the fiscal years presented. The Company and Utz respectfully advise the Staff that this hindsight analysis that was used for the Adjusted EBITDA is not appropriate or allowable for purposes of US GAAP reporting under ASC 250, and these are not representative of or comparable to the incremental accrual resulting from the change in accounting estimate that is discussed in this response to the Staff’s Comment 6.

UM-U Intermediate, LLC and Subsidiaries and Affiliates Operations and Summary of

Significant Accounting Policies

Distribution Route Acquisition and Sale Transactions, page F-44

7.	Staff’s Comment: In your response to comment 17, you state that “the sale of the distribution route to the IO is accounted for as the sale of an intangible asset in accordance with ASC 610-20.” Please explain the basis for your conclusion and provide us with your analysis for determining your accounting treatment was appropriate. As part of your response, please tell us your consideration of the sale of the route distribution rights and on-going IO distributor agreement in the context of ASC 606-10-25-9 and whether the IO arrangements contain a material right pursuant to the guidance outlined in ASC 606-10-55-41 to 45. If not, please explain why.

14

Response:

The Company and Utz respectfully advise the Staff that in determining the appropriate accounting treatment for the sale of a distribution route to an IO, Utz considered the guidance in ASC 606-10-15-3, which defines a customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration”. Utz notes that while ASC 606 does not define “ordinary activities”, the basis for conclusions to ASU 2014-09 states that the definition of ordinary activities is derived from the definition of revenue. Under ASC 606 revenue is defined consistent with the FASB Concepts Statement No. 6 (CON 6) definition, which refers to an entity’s “ongoing major or central operations”. CON 6 notes that the concept of ongoing major or central operations is based on how the entity attempts to fulfill its basic function in the economy of producing and distributing goods or services at prices that enable it to pay for the goods and services it uses and to provide a return to its owners. Utz notes that the sale of a distribution route to an IO is not an output of Utz’s ordinary activities because the sale of distribution routes is part of a one-time strategic initiative that does not represent Utz’s ongoing major or central business operations, and is not expected to continue beyond fiscal year 2021. Accordingly, Utz determined that in the context of a sale of a distribution route, the IO is not a customer of Utz as defined in ASC 606-10-15-3, and the sale of a distribution route is therefore accounted for as a sale of a non-financial asset under ASC 610-20 rather than as revenue from a contract with a customer. Utz believes that this classification more faithfully represents the economic substance of the arrangement and provides more transparent information to the users of Utz’s financial statements by presenting gains from sales of non-financial assets separately from revenue from Utz’s ordinary business activities. The non-financial asset representing distribution rights in a specified geographic territory was identified as an intangible asset based on the definition in ASC 350-10-20, which defines intangible assets as assets (not including financial assets) that lack physical substance. The IO distribution agreement grants the IO the ability to subsequently transfer or sell the distribution rights to another third party, provided that the IO first gives Utz (or its assignees) the opportunity to match the purchase price agreed between the IO and the third party buyer. Utz believes that this supports its conclusion that the distribution rights represent an identifiable intangible asset from which the IO can benefit and which the IO has the ability to sell to third parties.

15

Utz considered the guidance in ASC 606-10-25-9 with respect to the combination of the contract for sale of distribution rights to the IO with the on-going sales of product to the IO under the IO distributor agreement. Utz notes that combining the contracts pursuant to the guidance in ASC 606-10-25-9 would yield the same accounting outcome as accounting for the contract for sale of distribution rights to the IO and the purchase orders for on-going sales of product to the IO as separate, standalone contracts. This is because the units of account in the combined contract, namely the distribution rights transferred to the IO under the Independent Distributor Agreement and the products sold to the IO in response to purchase orders received from the IO, are priced at amounts that are commensurate with the relative standalone selling prices (SSP) of the respective assets (i.e. the distribution rights and the inventory of goods sold to the IO). The price for the sale of distribution rights is based on market-derived multiples. The prices of products sold to the IO are consistent with the prices at which Utz sells the same goods to other distributors and wholesalers that have not purchased distribution rights from Utz. The IO is not offered any additional price concessions, discounts, promotions, or incentives beyond the ordinary terms of sale and pricing that is commonly offered to other distributors and wholesalers that have not purchased distribution rights from Utz. Furthermore, Utz notes that the amount of proceeds from the sale of distribution rights to an IO is immaterial in relation to the amount of ongoing sales of Utz’s products to the IO under the distribution agreement. The guidance in ASC 606-10-25-16A states than an entity is not required to assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer. Therefore, Utz believes that the sale of the distribution route to the IO is appropriately excluded from the performance obligations identified in the contract.

Utz considered the guidance in ASC 606-10-55-41 through 55-45 to determine whether the contract for the sale of distribution rights to the IO contains a material right, i.e. an option for the IO to purchase products from Utz at a price that is at a significant incremental discount compared to the standalone selling price of such products. Utz’s analysis included a comparison of the price at which Utz sells the products to the IO with the price at which Utz sells the same products separately to other similar customers, such as distributors and wholesalers that have not purchased distribution rights from Utz (i.e. the observable price of the goods based on the guidance in ASC 606-10-32-32). As noted above, the prices of products sold to the IO are consistent with the prices at which Utz sells the same goods to other distributors and wholesalers that have not purchased distribution rights from Utz. As noted above, the IO is not offered any additional price concessions, discounts, promotions, or incentives beyond the ordinary terms of sale and pricing that is commonly offered to other distributors and wholesalers that have not purchased distribution rights from Utz. Accordingly, Utz noted that the Independent Distributor Agreement does not provide the IO with an option to purchase goods or services from Utz at a price that is at a significant incremental discount compared to the standalone selling price of such goods or services. Therefore, Utz determined that the contract for sale of distribution rights to the IO does not contain a material right.

16

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely, /s/ Jason K. Giordano Jason K. Giordano

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Larry P. Laubach, Esq.
Jeremiah G. Garvey, Esq.

Cozen O’ Connor P.C.